UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$437,500,000.00	$50,706.25

*                 Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 500,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd. at the maximum tender offer price of $875 per share.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$50,706.25	Filing Party:	White Mountains Insurance Group, Ltd.
Form or Registration No.:	005-36786	Date Filed:	August 17, 2017

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                   third-party tender offer subject to Rule 14d-1.

☒                                 issuer tender offer subject to Rule 13e-4.

☐                                   going-private transaction subject to Rule 13e-3.

☐                                   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), with the Securities and Exchange Commission on August 17, 2017 (the “Schedule TO”), which relates to the offer by the Company to purchase 500,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $875 or less than $825 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e—4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 1 through Item 12.

(1) The first two bullet points in “Section 8. Conditions to the Offer” of the Offer to Purchase are hereby amended and restated as follows:

•                  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that we reasonably determine (i) directly or indirectly challenges, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise adversely affects the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise relates in any manner to the Offer; or (ii) does or could materially and adversely affect the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries or otherwise materially impair the contemplated future conduct of the business of the Company or any of its principal subsidiaries or materially impair the benefits of the Offer to the Company;

•                  there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that we reasonably determine (i) directly or indirectly makes the acceptance for payment of, or payment for, some or all the Shares illegal or otherwise restricts or prohibits consummation of the Offer; (ii) directly or indirectly delays or restricts the ability of the Company, or renders the Company unable, to accept for payment, or pay for, some or all the Shares; or (iii) does or could materially and adversely affect the business, condition (financial or otherwise), income, assets, operations or prospects of the Company and its subsidiaries or otherwise materially impair the contemplated future conduct of the business of the Company or any of its principal subsidiaries or materially impair the benefits of the Offer to the Company;

(2) The third bullet point on page 20 of the Offer to Purchase is hereby amended and restated as follows:

•                  Current Reports on Form 8-K filed on March 6, 2017, May 2, 2017, May 8, 2017, May 31, 2017, June 30, 2017, August 4, 2017, and August 25, 2017; and

(3) The second paragraph of “Section 10. Source and Amount of Funds” of the Offer to Purchase is hereby amended by adding the following sentence after the second to last sentence thereof:

The revolving credit facility is not secured by any of the Company’s assets.

(4) The second paragraph on page 21 of the Offer to Purchase is hereby amended and restated as follows:

Schedule I provides information with respect to the beneficial ownership of Shares by (i) each of our directors, (ii) each of our executive officers and (iii) all directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Shares as of August 16, 2017, with the exception of Mary C. Choksi, whose beneficial ownership of Shares is provided as of August 24, 2017.

(5) The fifth paragraph on page 22 of the Offer to Purchase is hereby amended by adding the following sentence after the last sentence thereof:

On August 24, 2017, Mary C. Choksi was elected to the Board, effective immediately. Ms. Choksi will receive compensation in accordance with our standard compensatory arrangement for non-management directors.

(6) The table on page 28 of the Offer to Purchase is hereby amended and restated as follows:

NAME	TITLE	Aggregate Number Of Beneficially Owned Shares	Percentage Of Total Beneficially Owned Shares
Yves Brouillette	Director	6,662	*
Reid T. Campbell	Executive VP and Chief Financial Officer	14,561	*
Mary C. Choksi	Director	0	*
Morgan W. Davis	Director and Chairman	21,640	*
A. Michael Frinquelli	Director	2,741	*
Edith E. Holiday	Director	2,102	*
David Linker	President and Chief Investment Officer, White Mountains Advisors	6,172	*
T. Michael Miller	Chief Executive Officer, One Beacon	5	*
J. Brian Palmer	Managing Director and Chief Accounting Officer	3,483	*
G. Manning Rountree	Director, Chief Executive Officer	13,734	*
Robert L. Seelig	Executive VP and General Counsel	23,036	*
Lowndes A. Smith	Director	2,902	*
Gary C. Tolman	Director	2,370	*
All directors and executive officers as a group (13 persons)		99,408	2.3%

*                 Less than 1%.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. BRIAN PALMER
	Name:	J. Brian Palmer
	Title:	Managing Director and Chief
Accounting Officer

August 25, 2017

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated August 17, 2017

(a)(1)(B)*	Letter of Transmittal dated August 17, 2017

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement as published on August 17, 2017

(a)(1)(G)*	Letter from the Company’s Chief Executive Officer to shareholders dated August 17, 2017

(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017

(a)(1)(I)*	Email to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017

(a)(5)*	Press Release, dated August 17, 2017

(b)(1)

$425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Report on Form 10-Q dated October 28, 2013)

(b)(2)

Amendment No. 1 to the $425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Report on Form 10-Q dated October 29, 2014)

(d)(1)

White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2013 Annual General Meeting of Members and Proxy Statement dated April 10, 2013)

(d)(2)

Retirement Agreement dated March 1, 2017 between White Mountains Insurance Group, Ltd. and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(3)

Employment Agreement dated May 2, 2017 between White Mountains Insurance Group, Ltd. and David Foy (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017)

(d)(4)

Amended and Restated Investment Management Agreement between White Mountains Advisors, LLC and OneBeacon dated December 23, 2014 (incorporated by reference herein and filed as Exhibit 10.6 of the Company’s 2014 Annual Report on Form 10-K)

(d)(5)

Fourth Amendment dated February 28, 2017 to the Amended and Restated Investment Management Agreement dated December 23, 2014 by and between White Mountains Advisors, LLC and OneBeacon Insurance Group, Ltd. (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(6)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.10 of the Company’s 2015 Annual Report on Form 10-K)

(d)(7)	OneBeacon Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of

Exhibit No.	Description
the Company’s 2012 Annual Report on Form 10-K)

(d)(8)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 of the Company’s 2014 Annual Report on Form 10-K)

(d)(9)	OneBeacon 2017 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(10)	OneBeacon 2016 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.8 of the Company’s 2016 Annual Report on Form 10-K)

(d)(11)	OneBeacon 2017 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(12)

Restricted Share Award Agreement by and between OneBeacon Insurance Group, Ltd. and T. Michael Miller dated May 27, 2011 (incorporated by reference herein and filed as Exhibit 10.22 of the Company’s 2011 Annual Report on Form 10-K)

(d)(13)

Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(14)

Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HGR Patton (Luxembourg) S.à r.l., United States of America Branch and the Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(15)

Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated July 17, 2012 (incorporated by reference herein and filed as Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(16)

Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated January 1, 2014 (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014)

(g)	Not applicable

(h)	Not applicable

*                                         Previously filed as exhibits to the Schedule TO.